Exhibit 11.1

June 11, 2026 Green Coffee Company Holdings, LLC and Subsidiaries 1301 West 22nd Street Suite 310 Oak Brook, IL 60523 United States	RSM Puerto Rico PO Box 10528 San Juan, PR 00922-0528 T 787-751-6164 F 787-759-7479 www.rsm.pr

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated April 24, 2026, relating to the consolidated financial statements of Green Coffee Company Holdings, LLC and Subsidiaries as of and for the years ended December 31, 2025 and 2024, which appear in such Offering Statement.

Sincerely,

/s/ RSM Puerto Rico

RSM Puerto Rico

THE POWER OF BEING UNDERSTOOD

ASSURANCE | TAX | CONSULTING

RSM Puerto Rico is a member of the RSM network and trades as RSM. RSM is the trading name used by the members of the RSM network. Each member of the RSM network is an independent accounting and consulting firm which practices in its own right. The RSM network is not itself a separate legal entity in any jurisdiction.